

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 4, 2007

<u>By Facsimile and U.S. Mail</u>
Mr. Leonard Sternheim
Chief Executive Officer
1224 Washington Avenue
Miami Beach, Florida 33139

> **Re:** **Delek Resources, Inc**
> **Item 4.02 Form 8-K/A**
> **Filed on December 15, 2006**
> **File No. 0-29791**

Dear Mr. Sternheim:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A Filed December 15, 2006</u>

1.   We note your response to comment one in our letter dated December 19, 2006. Please clarify whether your interim filings contain materially inaccurate financial statements. Also, please provide us your evaluation of these misstatements in your interim financial statements, based on all relevant factors following the guidance in SAB Topic 1:M. Refer also to SAB Topic 1:N.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call John Cannarella at (202) 551-3337.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief